UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                              The Right Start, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   766574-10-7
                                   -----------
                                 (CUSIP Number)

                             Walter H. Stowell, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                        125 High Street, Boston, MA 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 6, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

---------------------------------
CUSIP NO.     766574-10-7
---------------------------------




--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Edward L. Cahill
                                     SSN:  ###-##-####
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |_|
                                                                      (b) |X|

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

                                     AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     USA

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

         NUMBER OF
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                                    658,333
         OWNED BY
                           -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER
                                                       658,333

--------------------------- -------- -------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     658,333

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |_|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.1%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON  (See Instructions)

                                     IN

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

---------------------------------
CUSIP NO.     766574-10-7
---------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     David L. Warnock
                                     SSN: ###-##-####

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a) |_|
                                                                  (b) |X|

---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     USA

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

        NUMBER OF
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                                    658,333
         OWNED BY
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON

                            -------- -------------------------------------------
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER
                                                       658,333

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     658,333

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |_|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.1%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON  (See Instructions)
                                     IN

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

---------------------------------
CUSIP NO.     766574-10-7
---------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cahill, Warnock Strategic Partners, L.P.
                    IRSN:  52-1970604

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                    AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware Limited Partnership

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

        NUMBER OF
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                                    658,333
         OWNED BY
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON

                            -------- -------------------------------------------
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER
                                                       658,333

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     658,333

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |_|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.1%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON  (See Instructions)
                                     PN

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

---------------------------------
CUSIP NO.     766574-10-7
---------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cahill, Warnock Strategic Partners Fund, L.P.
                  IRSN:  52-1970619

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |X|
                                                                      (b) |_|
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     WC

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware Limited Partnership

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

        NUMBER OF
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                                    658,333
         OWNED BY
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON

                            -------- -------------------------------------------
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER
                                                       658,333

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     658,333

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |_|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.1%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON  (See Instructions)
                                     PN

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

---------------------------------
CUSIP NO.     766574-10-7
---------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Cahill, Warnock & Company, LLC
                                     IRSN:  52-1931617

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) |_|
                                                                     (b) |X|
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     AF

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Maryland Limited Liability Company

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

         NUMBER OF
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                                    658,333
         OWNED BY
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
                            -------- -------------------------------------------
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER
                                                       658,333

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     658,333

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN |_| SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.1%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON  (See Instructions)
                                     OO

--------- ----------------------------------------------------------------------






                                  SCHEDULE 13D

---------------------------------
CUSIP NO.     766574-10-7
---------------------------------


--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                     Strategic Associates, L.P.
                                     IRSN:  52-1991689

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |X|
                                                                      (b) |_|
---------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
                                     WC

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |_|
          PURSUANT TO ITEMS 2(d) or 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware Limited Partnership

--------- ----------------------------------------------------------------------
--------------------------- -------- -------------------------------------------
                               7     SOLE VOTING POWER
                                                       -0-

        NUMBER OF
                            -------- -------------------------------------------
          SHARES               8     SHARED VOTING POWER
       BENEFICIALLY                                    658,333
         OWNED BY
                            -------- -------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
          PERSON
                            -------- -------------------------------------------
           WITH               10     SHARED DISPOSITIVE POWER
                                                       658,333

--------------------------- -------- -------------------------------------------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     658,333

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   |_|
          SHARES (See Instructions)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     7.1%

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON  (See Instructions)
                                     PN

--------- ----------------------------------------------------------------------










     This Schedule 13D Amendment No. 1 amends the Schedule 13Ds filed with the Securities and Exchange Commission on October 21, 1996 on behalf of Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), Cahill, Warnock Strategic Partners, L.P. ("Strategic Partners"), Strategic Associates, L.P. ("Strategic Associates"), Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), Edward L. Cahill ("Cahill") and David L. Warnock ("Warnock"). Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

     The Right Start, Inc., a California corporation, is referred to herein as the "Issuer."

ITEM 2.     IDENTITY AND BACKGROUND:

     The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. has been changed to 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill and Warnock has been changed to 1 South Street, Suite 2150, Baltimore, MD 21202.

     The principal office of Camden Partners, L.P. has been changed to 1 South Street, Suite 2150, Baltimore, MD 21202.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     On May 6, 1997 Strategic Partners Fund, pursuant to a certain Securities Purchase Agreement, dated as of May 6, 1997 (attached hereto as Exhibit 2), acquired (i) an 11.5% Senior Subordinated Note due May 6, 2000 in the principal amount of $948,000 (attached hereto as Exhibit 4) and (ii) warrants to purchase up to 150,100 shares of the Issuer's Common Stock at a purchase price of $3.00 per share (attached hereto as Exhibit 6), for a total purchase price of $948,000. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     On May 6, 1997 Strategic Associates, pursuant to a certain Securities Purchase Agreement, dated as of May 6, 1997 (attached hereto as Exhibit 2), acquired (i) an 11.5% Senior Subordinated Note due May 6, 2000 in the principal amount of $52,000 (attached hereto as Exhibit 5) and (ii) warrants to purchase up to 8,233 shares of the Issuer's Common Stock at a purchase price of $3.00 per share (attached hereto as Exhibit 7), for a total purchase price of $52,000. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

     (a) Strategic Partners Fund is the record owner of 2,842 units of 8% Convertible Debentures due May 31, 2002 (the "Fund Debentures"). The Fund Debentures are convertible into 473,666.67 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). In addition, Strategic Partners Fund is the record owner of warrants to purchase up to 150,100 shares of the Issuer's Common Stock (the "Fund Warrants"). The Fund Warrants are currently exercisable and expire on May 6, 2002.

                  Strategic Associates is the record owner of 158 units of 8% Convertible Debentures due May 31, 2002 (the "Associates Debentures"). The Associates Debentures are convertible into 26,333.33 shares of the Issuer's Common Stock (the "Associates Conversion Shares"). In addition, Strategic Associates is the record owner of warrants to purchase up to 8,233 shares of the Issuer's Common Stock (the "Associates Warrants"). The Associates Warrants are currently exercisable and expire on May 6, 2002.

                  Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants.

     Each of the Reporting Persons may be deemed to own beneficially 7.1% of the Issuer's Common Stock, which percentage is calculated based upon (i) 8,593,639 shares reported outstanding by the Issuer on May 6, 1997, and (ii) the number of shares (658,333) issuable upon conversion of the Fund Debentures, the Fund Warrants, the Associates Debentures and the Associates Warrants.

         (b) Number of shares of the Issuer's Common Stock as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           658,333 shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           658,333 shares for each Reporting Person.

     Strategic Partners Fund disclaims beneficial ownership of all of the Associates Conversion Shares and shares of Common Stock underlying the Associates Warrants. Strategic Associates disclaims beneficial ownership of all of the Fund Conversion Shares and shares of Common Stock underlying the Fund Warrants. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim beneficial ownership of the Fund Conversion Shares, the shares of Common Stock underlying the Fund Warrants, the Associates Conversion Shares and the shares of Common Stock underlying the Associates Warrants.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

     Pursuant to the terms of a certain Securities Purchase Agreement dated as of May 6, 1997 (attached hereto as Exhibit 2), by and among the Issuer, Arthur
E. Hall, as Trustee for the A. E. Hall & Company Money Purchase Plan, Strategic Partners Fund, Arbco Associates, L.P., Fred Kayne, Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Offshore Limited, Offense Group Associates, L.P., Opportunity Associates, L.P., Strategic Associates, Michael B. Targoff, and The Travelers Indemnity Company, the parties thereto agreed to purchase from the Issuer 11.5% Senior Subordinated Notes due May 6, 2000 in the aggregate principal amount of $3,000,000. In addition, the parties also agreed to purchase from the Issuer five year Warrants to purchase up to an aggregate of 475,000 shares of the Issuer's Common Stock at a purchase price of $3.00 per share.

     Pursuant to a certain Registration Rights Agreement dated as of May 6, 1997 (attached hereto as Exhibit 3) by and among the Issuer, Arthur E. Hall, as Trustee for the A. E. Hall & Company Money Purchase Plan, Strategic Partners Fund, Arbco Associates, L.P., Fred Kayne, Kayne Anderson Non-Traditional
Investments, L.P., Kayne Anderson Offshore Limited, Offense Group Associates, L.P., Opportunity Associates, L.P., Strategic Associates, Michael B. Targoff, and The Travelers Indemnity Company, subject to certain limitations and exceptions the parties thereto are granted certain demand and "piggyback" registration rights.

     Pursuant to the terms of a certain 11.5% Senior Subordinated Note due May 6, 2000 (attached hereto as Exhibit 4) the Issuer agrees to pay Strategic Partners Fund the principal amount of $948,000 and to pay interest on any unpaid principal at the annual rate of 11.5%. The Issuer is the sole party to this Agreement.

     Pursuant to the terms of a certain 11.5% Senior Subordinated Note due May 6, 2000 (attached hereto as Exhibit 5) the Issuer agrees to pay Strategic Associates the principal amount of $52,000 and to pay interest on any unpaid principal at the annual rate of 11.5%. The Issuer is the sole party to this Agreement.







         Pursuant to the terms of a certain Warrant dated May 6, 1997 (attached hereto as Exhibit 6) granted by the Issuer, Strategic Partners Fund is granted warrants to purchase up to 150,100 shares of the Issuer's Common Stock at an exercise price of $3.00 per share. The warrants are currently exercisable and expire on May 6, 2002. The sole party to this agreement is the Issuer.

     Pursuant to the terms of a certain Warrant dated May 6, 1997 (attached hereto as Exhibit 7) granted by the Issuer, Strategic Associates is granted warrants to purchase up to 8,233 shares of the Issuer's Common Stock at an exercise price of $3.00 per share. The warrants are currently exercisable and expire on May 6, 2002. The sole party to this agreement is the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

     Exhibit 1 - Agreement regarding filing of joint Schedule 13D
     Exhibit 2 - Securities Purchase Agreement dated as of May 6, 1997
     Exhibit 3 - Registration Rights Agreement dated May 6, 1997
     Exhibit 4 - 11.5% Senior Subordinated Note due May 6, 2000 in the principal amount of $948,000
     Exhibit 5 - 11.5% Senior Subordinated Note due May 6, 2000 in the principal amount of $52,000
     Exhibit 6 - Warrant dated May 6, 1997 granting  Strategic Partners Fund the right to purchase up to 150,100 shares of the Issuer's Common Stock at a purchase price of $3.00 per share
     Exhibit 7 - Warrant dated May 6, 1997  granting  Strategic  Associates  the right to purchase up to 8,233 shares of the Issuer's Common Stock at a purchase price of $3.00 per share





                                  SCHEDULE 13D

SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 1997              /s/ Edward L. Cahill
                                  ----------------------------------------
                                  Edward L. Cahill

                                  /s/ David L. Warnock
                                  ----------------------------------------
                                  David L. Warnock

                                  CAHILL, WARNOCK STRATEGIC
                                  PARTNERS FUND, L.P.

                                  By:  Cahill, Warnock Strategic Partners,
                                  ----------------------------------------
                                       L.P., its Sole General Partner

                                  By: /s/ Edward L. Cahill
                                  ----------------------------------------
                                    Edward L. Cahill, General Partner

                                  By: /s/ David L. Warnock
                                  ----------------------------------------
                                    David L. Warnock, General Partner

                                  CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.

                                  By: /s/ Edward L. Cahill
                                  ----------------------------------------
                                    Edward L. Cahill, General Partner

                                  By: /s/ David L. Warnock
                                  ----------------------------------------
                                    David L. Warnock, General Partner







                                 STRATEGIC ASSOCIATES, L.P.

                                 By: Cahill, Warnock & Co., LLC, its
                                  ----------------------------------------
                                   sole General Partner

                                 By: /s/ Edward L. Cahill
                                  ----------------------------------------
                                   Edward L. Cahill, Member

                                 By: /s/ David L. Warnock
                                  ----------------------------------------
                                    David L. Warnock, Member

                                 CAHILL, WARNOCK & CO., LLC

                                 By: /s/ Edward L. Cahill
                                  ----------------------------------------
                                    Edward L. Cahill, Member

                                 By: /s/ David L. Warnock
                                  ----------------------------------------
                                    David L. Warnock, Member